SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2004

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: July 29, 2004.

SIGNATURES
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED FINANCIAL STATEMENTS
CONSOLIDATED INCOME STATEMENT
QUARTERLY CONSOLIDATED INCOME STATEMENT
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FINANCIAL RATIOS
PER SHARE DATA
CHIEF EXECUTIVE OFFICER REPORT
NOTES TO THE FINANCIAL STATEMENTS
NOTES TO THE FINANCIAL STATEMENTS
BREAKDOWN OF INVESTMENT IN SHARES
BANK DEBT BREAKDOWN
CREDITS BREAKDOWN
MONETARY POSITION IN FOREIGN EXCHANGE
SALES DISTRIBUTION BY PRODUCT DOMESTIC SALES
SALES DISTRIBUTION BY PRODUCT FOREIGN SALES
ANALYSIS OF CAPITAL STOCK
PROJECTS INFORMATION
TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES
DECLARATION OF THE DIRECTORS OF THE COMPANY RESPONSIBLE FOR THE INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS
AT AND AS OF JUNE 30, 2004 AND 2003
(Thousands of Mexican Pesos of June 30, 2004 purchasing power)

REF		2nd QUARTER 2004		2nd QUARTER 2003
S	CONCEPTS	Amount	%	Amount	%
1	TOTAL ASSETS	27,771,251	100%	18,448,052	100%
2	CURRENT ASSETS	20,528,614	74%	11,342,470	61%
3	CASH AND SHORT-TERM INVESTMENTS	9,097,590	33%	3,578,520	19%
4	ACCOUNTS RECEIVABLE (NET)	6,937,623	25%	4,465,514	24%
5	OTHER ACCOUNTS RECEIVABLE	1,101,673	4%	668,796	4%
6	INVENTORIES	3,391,728	12%	2,629,640	14%
7	OTHER CURRENT ASSETS		0%		0%
8	LONG-TERM ASSETS	996,759	4%	1,075,479	6%
9	ACCOUNTS RECEIVABLE (NET)
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	996,759	4%	1,075,479	6%
11	OTHER
12	PROPERT, PLANT AND EQUIPMENT	4,314,337	16%	3,834,536	21%
13	PROPERTIES	3,179,196	11%	3,304,113	18%
14	MACHINERY AND INDUSTRIAL EQUIPMENT	352,873	1%	347,571	2%
15	OTHER EQUIPMENT	4,629,136	17%	3,659,306	20%
16	ACCUMULATED DEPRECIATION	(3,846,868)	-14%	(3,476,454)	-19%
17	CONSTRUCTION IN PROGRESS		0%		0%
18	DEFERRED ASSETS (NET)	1,305,640	5%	1,357,559	7%
19	OTHER ASSETS	625,901	2%	838,008	5%
20	TOTAL LIABILITIES	20,896,231	100%	12,553,896	100%
21	CURRENT LIABILITIES	16,937,577	81%	8,216,080	65%
22	SUPPLIERS	2,963,840	14%	2,356,187	19%
23	BANK DEBT	624,451	3%	314,143	3%
24	STOCK MARKET LOANS	455,571	2%	724,537	6%
25	PAYABLE TAXES	95,754	0%	157,407	1%
26	OTHER CURRENT LIABILITIES	12,797,961	61%	4,663,806	37%
27	LONG-TERM LIABILITIES	2,730,833	13%	3,027,652	24%
28	BANK DEBT	115,000	1%		0%
29	STOCK MARKET LOANS	2,600,000	12%	3,013,572	24%
30	OTHER DEBT	15,833	0%	14,080	0%
31	DEFERRED CREDITS	1,141,676	5%	1,234,555	10%
32	OTHER LIABILITIES	86,145	0%	75,609	1%
33	CONSOLIDATED STOCKHOLDERS’ EQUITY	6,875,020	100%	5,894,156	100%
34	MINORITY STOCKHOLDERS	43,417	1%	67,531	1%
35	MAJORITY STOCKHOLDERS	6,831,603	99%	5,826,625	99%
36	CONTRIBUTED CAPITAL	1,950,525	28%	1,800,742	31%
38	CAPITAL STOCK (NOMINAL)	545,630	8%	558,807	9%
38	CAPITAL STOCK (RESTATEMENT)	147,062	2%	133,653	2%
39	PAID-IN CAPITAL	1,257,833	18%	1,108,282	19%
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
41	GAINED CAPITAL	4,881,078	71%	4,025,883	68%
42	RETAINED EARNINGS AND CAPITAL RESERVES	7,862,041	114%	6,942,539	118%
43	RESERVE FOR REPURCHASE OF SHARES	421,687	6%	699,393	12%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,143,543)	-60%	(4,051,873)	-69%
45	NET INCOME FOR THE PERIOD	740,893	11%	435,824	7%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED BALANCE SHEETS
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of June 30, 2004 purchasing power)

REF		2nd QUARTER 2004		2nd QUARTER 2003
S	CONCEPTS	Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	9,097,590	100%	3,578,520	100%
46	CASH	648,147	7%	418,312	12%
47	SHORT-TERM INVESTMENTS	8,449,443	93%	3,160,208	88%
18	DEFERRED ASSETS (NET)	1,305,640	100%	1,357,559	100%
48	CAPITALIZED EXPENSES		0%		0%
49	GOODWILL	1,305,640	100%	1,357,559	100%
50	DEFERRED TAXES		0%		0%
51	OTHER		0%		0%
21	CURRENT LIABILITIES	16,937,577	100%	8,216,080	100%
52	DENOMINATED IN FOREING CURRENCY	348,778	2%	512,493	6%
53	DENOMINATED IN MEXICAN PESOS	16,588,799	98%	7,703,587	94%
24	STOCK MARKET LOANS	455,571	100%	724,537	100%
54	COMMERCIAL PAPER	455,571	0%	629,472	0%
55	MEDIUM-TERM NOTES		0%		0%
56	CURRENT PORTION OF LONG-TERM DEBT		0%	95,065	0%
26	OTHER CURRENT LIABILITIES	12,797,961	100%	4,663,806	100%
57	INTEREST BEARING CURRENT LIABILITIES	12,455,440	97%	4,269,017	92%
58	NON-INTEREST BEARING CURRENT LIABILITIES	342,521	3%	394,789	8%
27	LONG-TERM LIABILITIES	2,730,833	100%	3,027,652	100%
59	DENOMINATED IN FOREING CURRENCY	15,833	1%	3,027,652	100%
60	DENOMINATED IN MEXICAN PESOS	2,715,000	99%		0%
29	STOCK MARKET LOANS	2,600,000	100%	3,013,572	100%
61	BONDS	2,600,000	100%	3,013,572	0%
62	MEDIUM-TERM NOTES		0%		0%
30	OTHER DEBT	15,833	100%	14,080	100%
63	INTEREST BEARING CURRENT LIABILITIES	15,833	100%	14,080	100%
64	NON-INTEREST BEARING CURRENT LIABILITIES		0%		0%
31	DEFERRED CREDITS	1,141,676	100%	1,234,555	100%
65	NEGATIVE GOODWILL		0%	3,364	0%
66	DEFERRED TAXES	777,647	68%	800,523	65%
67	OTHER	364,029	32%	430,668	35%
32	OTHER LIABILITIES	86,145	100%	75,609	100%
68	RESERVES	79,064	92%	59,144	78%
69	OTHER	7,081	8%	16,465	22%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,143,543)	100%	(4,051,873)	100%
70	MONETARY POSITION ACCUMULATED EFFECT		0%		0%
71	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(4,143,543)	100%	(4,051,873)	100%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENTS
OTHER INFORMATION
(Thousands of Mexican Pesos of June 30, 2004 purchasing power)

REF		2nd QUARTER 2004	2nd QUARTER 2003
S	CONCEPTS	Amount	Amount
72	WORKING CAPITAL	3,591,037	3,126,390
73	PENSION FUND AND SENIORITY PREMIUM RESERVE	79,064	59,144
74	EXECUTIVES (*)	140	116
75	EMPLOYEES (*)	24,944	19,465
76	WORKERS (*)	—	—
77	OUTSTANDING SHARES (*)	236,736,440	242,453,620
78	REPURCHASED SHARES (*)	8,423,540	2,606,940

(*) THESE CONCEPTS ARE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO JUNE 30, 2004 AND 2003
(Thousands of Mexican Pesos of June 30, 2004 purchasing power)

REF		2nd QUARTER 2004		2nd QUARTER 2003
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	11,686,169	100%	9,926,750	100%
2	COST OF GOODS SOLD	6,553,543	56%	5,720,519	58%
3	GROSS PROFIT	5,132,626	44%	4,206,231	42%
4	OPERATING EXPENSES	3,833,223	33%	3,115,457	31%
5	OPERATING INCOME	1,299,403	11%	1,090,774	11%
6	COMPREHENSIVE FINANCING RESULT	373,317	3%	523,706	5%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	926,086	8%	567,068	6%
8	OTHER FINANCIAL OPERATIONS
9	PRE-TAX INCOME	926,086	8%	567,068	6%
10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY PROFIT SHARING	184,987	2%	144,342	1%
11	INCOME BEFORE EQUITY IN INCOME OF NON- CONSOLIDATED SUBSIDIARIES AND AFFILIATES	741,099	6%	422,726	4%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	(608)	0%	14,661	0%
13	INCOME FROM CONTINUING OPERATIONS	740,491	6%	437,387	4%
14	DISCONTINUED OPERATIONS				0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	740,491	6%	437,387	4%
16	EXTRAORDINARY ITEMS - NET
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18	NET CONSOLIDATED INCOME	740,491	6%	437,387	4%
19	INCOME OF MINORITY STOCKHOLDERS	(402)	0%	1,563	0%
20	INCOME OF MAJORITY STOCKHOLDERS	740,893	6%	435,824	4%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of June 30, 2004 purchasing power)

REF		2nd QUARTER 2004		2nd QUARTER 2003
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	11,686,169	100%	9,926,750	100%
21	DOMESTIC	10,785,168	92%	9,273,862	93%
22	FOREIGN	901,001	8%	652,888	7%
23	FOREGIN SALES EXPRESSES IN U.S. DOLLARS (***)	78,212		59,578
6	COMPREHENSIVE FINANCING RESULT	373,317	100%	523,706	100%
24	INTEREST EXPENSE	476,818	128%	439,137	84%
25	EXCHANGE LOSS		0%	168,351	32%
26	INTEREST INCOME	(50,918)	-14%	(46,059)	-9%
27	EXCHANGE GAIN	(30,169)	-8%		0%
28	GAIN ON NET MONETARY POSITION	(22,414)	-6%	(37,723)	-7%
8	OTHER FINANCIAL OPERATIONS	—		—
29	OTHER EXPENSES (INCOME) - NET
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS
10	RESERVE FOR TAXES AND EMPLOYEES ´STATUTORY PROFIT SHARING	184,987	100%	144,342	100%
32	INCOME TAX	133,854	72%	60,581	42%
33	DEFERRED INCOME TAX	51,133	28%	83,761	58%
34	EMPLOYESS ´STATUTORY PROFIT SHARING		0%		0%
35	DEFERRED EMPLOYESS ´STATUTORY PROFIT SHARING		0%		0%

(***) THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CONSOLIDATED INCOME STATEMENT
OTHER INFORMATION
(Thousands of Mexican Pesos of June 30, 2004 purchasing power)

REF		2nd QUARTER 2004	2nd QUARTER 2003
R	CONCEPTS	Amount	Amount
36	TOTAL SALES	11,686,169	9,926,750
37	NET INCOME FOR THE PERIOD (**)	405,618	178,179
38	NET SALES (**)	22,864,776	18,984,967
39	OPERATING INCOME (**)	2,697,321	2,344,996
40	INCOME OF MAJORITY STOCKHOLDERS (**)	1,466,065	585,992
41	CONSOLIDATED NET INCOME (**)	1,466,894	572,956

(***) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

QUARTERLY CONSOLIDATED INCOME STATEMENT
FROM APRIL 1st TO JUNE 30, 2004 AND 2003
(Thousands of Mexican Pesos of June 30, 2004 purchasing power)

		2nd QUARTER 2004		2nd QUARTER 2003
REF
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	6,203,024	100%	5,145,762	100%
2	COST OF GOODS SOLD	3,470,198	56%	2,979,656	58%
3	GROSS PROFIT	2,732,826	44%	2,166,106	42%
4	OPERATING EXPENSES	2,015,133	32%	1,527,903	30%
5	OPERATING INCOME	717,693	12%	638,203	12%
6	COMPREHENSIVE FINANCING RESULT	287,303	5%	145,502	3%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	430,390	7%	492,701	10%
8	OTHER FINANCIAL OPERATIONS
9	PRE-TAX INCOME	430,390	7%	492,701	10%
10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING	100,121	2%	66,494	1%
11	INCOME BEFORE EQUITY IN INCOME OF NON- CONSOLIDATED SUBSIDIARIES AND AFFILIATES	330,269	5%	426,207	8%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	(910)	0%	78,167	2%
13	INCOME FROM CONTINUING OPERATIONS	329,359	5%	504,374	10%
14	DISCONTINUED OPERATIONS				0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	329,359	5%	504,374	10%
16	EXTRAORDINARY ITEMS - NET
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18	NET CONSOLIDATED INCOME	329,359	5%	504,374	10%
19	INCOME OF MINORITY STOCKHOLDERS	(34)	0%	676	0%
20	INCOME OF MAJORITY STOCKHOLDERS	329,393	5%	503,698	10%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

QUARTERLY CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of June 30, 2004 purchasing power)

		2nd QUARTER 2004		2nd QUARTER 2003
REF
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	6,203,024	100%	5,145,762	100%
21	DOMESTIC	5,690,895	92%	4,793,981	93%
22	FOREIGN	512,129	8%	351,781	7%
23	FOREGIN SALES EXPRESSES IN U.S. DOLLARS (***)	43,419		32,796
6	COMPREHENSIVE FINANCING RESULT	287,303	100%	145,502	28%
24	INTEREST EXPENSE	326,496	114%	193,763	133%
25	EXCHANGE LOSS		0%		0%
26	INTEREST INCOME	(23,172)	-8%	(27,893)	-19%
27	EXCHANGE GAIN	(10,006)	-3%	(10,348)	-7%
28	GAIN ON NET MONETARY POSITION	(6,015)	-2%	(10,020)	-7%
8	OTHER FINANCIAL OPERATIONS	—		—
29	OTHER EXPENSES (INCOME) - NET
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS
10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING	100,121	100%	66,494	100%
32	INCOME TAX	32,148	32%	42,571	64%
33	DEFERRED INCOME TAX	67,973	68%	23,923	36%
34	EMPLOYESS’ STATUTORY PROFIT SHARING		0%		0%
35	DEFERRED EMPLOYESS’ STATUTORY PROFIT SHARING		0%		0%

(***) THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2004

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO JUNE 30, 2004 AND 2003
(Thousands of Mexican Pesos of June 30, 2004 purchasing power)

		2nd QUARTER 2004	2nd QUARTER 2003
REF
C	CONCEPTS	Amount	Amount
1	CONSOLIDATED NET INCOME	740,491	437,387
2	+ ( - ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	753,457	934,377
3	CASH FLOW FROM NET INCOME OF THE YEAR	1,493,948	1,371,764
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	1,485,412	943,404
5	CASH GENERATED BY (USED ON) OPERATING ACTIVITIES	2,979,360	2,315,168
6	CASH FLOW FROM EXTERNAL FINANCING	(93,208)	(1,280,988)
7	CASH FLOW FROM INTERNAL FINANCING	(255,085)	(384,120)
8	CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	(348,293)	(1,665,108)
9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(825,681)	(898,889)
10	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,805,386	(248,829)
11	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	7,292,204	3,827,349
12	CASH AND CASH EQUIVALENTS AT END OF PERIOD	9,097,590	3,578,520

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2004

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO JUNE 30, 2004 AND 2003
(Thousands of Mexican Pesos of June 30, 2004 purchasing power)

		2nd QUARTER 2004	2nd QUARTER 2003
REF
C	CONCEPTS	Amount	Amount
2	+ ( - ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	753,457	934,377
13	DEPRECIATION AND AMORTIZATION OF THE PERIOD	508,806	541,765
14	INCREASE (DECREASE) IN IN PENSION FUND AND SENIORITY PREMIUM RESERVE	3,446	(419)
15	EXCHANGE (GAIN) LOSSES
16	NET INCOME (EXPENSE) FROM RESTATEMENT OF ASSETS AND LIABILITIES
17	OTHER ITEMS	361,721	291,453
17	OTHER ITEMS THAT DOESN’T HAVE TO DO WITH EBITDA	(120,516)	101,578
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	1,485,412	943,404
18	(INCREASE) DECREASE IN ACCOUNTS RECEIVABLE	(1,750,618)	(1,654,775)
19	(INCREASE) DECREASE IN INVENTORIES	106,988	596,498
20	(INCREASE) DECREASE IN LONG-TERM ACCOUNTS RECEIVABLE AND OTHER ASSETS	252,105	(155,517)
21	INCREASE (DECREASE) IN SUPPLIERS	(185,750)	(593,974)
22	INCREASE (DECREASE) IN OTHER LIABILITIES	3,062,687	2,751,172
6	CASH FLOW FROM EXTERNAL FINANCING	(93,208)	(1,280,988)
23	SHORT-TERM BANK DEBT AND STOCK MARKET LOANS	342,746	(584,457)
24	LONG-TERM BANK DEBT AND STOCK MARKET LOANS	(428,111)	(899,559)
25	DIVIDENDS RECEIVED
26	OTHER FINANCING	169,260	203,028
27	( - ) BANK DEBT AMORTIZATION
28	( - ) STOCK MARKET LOANS AMORTIZATION
29	( - ) OTHER FINANCING	(177,103)
7	CASH FLOW FROM INTERNAL FINANCING	(255,085)	(384,120)
30	INCREASE (DECREASE) IN CAPITAL STOCK	118	31
31	PAID DIVIDENDS	(245,889)	(191,387)
32	PAID-IN CAPITAL	(9,314)	(192,764)
33	CONTRIBUTIONS FOR FUTURE CAPITAL STOCK INCREASES
9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(825,681)	(898,889)
34	(INCREASE) DECREASE IN PERMANENT INVESTMENTS	(99,576)	(430,124)
35	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(726,105)	(468,765)
36	INCREASE IN CONSTRUCTION IN PROGRESS
37	SALE OF PERMANENT INVESTMENTS
38	SALE OF FIXED ASSETS
39	OTHER ITEMS

]\

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 2 Year: 2004

FINANCIAL RATIOS
CONSOLIDATED FINANCIAL STATEMENTS

REF
P	CONCEPTS	2nd QUARTER 2004		2nd QUARTER 2003
	YIELD
1	NET INCOME TO NET SALES	6.34%		4.41%
2	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	21.46%		10.06%
3	NET INCOME TO TOTAL ASSETS (**)	5.28%		3.11%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	21.52%		230.45%
5	INCOME DUE TO GAIN ON NET MONETARY POSITION	3.03%		8.62%
	ACTIVITY
6	NET SALES TO TOTAL ASSETS (**)	0.82	times	1.03	times
7	NET SALES TO FIXED ASSETS (**)	5.30	times	4.95	times
8	INVENTORY TURNAROUND (**)	3.41	times	3.80	times
9	RECEIVABLES TURNAROUND	93	days	70	days
10	INTEREST EXPENSE TO TOTAL INTEREST BEARING LIABILITIES (**)	7.30%		14.36%
	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	75.24%		68.05%
12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	3.04	times	2.13	times
13	FOREIGN CURRENCY LIABILITIES TO FIXED ASSETS	1.74%		28.20%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	63.30%		78.96%
15	OPERATING INCOME TO INTEREST EXPENSE	2.73	times	2.48	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.09	times	1.51	times
	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.21	times	1.38	times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES	1.01	times	1.06	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.98	times	0.90	times
20	CASH TO CURRENT LIABILITIES	53.71%		43.56%
	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	12.78%		13.82%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	12.71%		9.50%
23	CASH GENERATED BY (USED IN) OPERATING ACTIVITIES TO INTEREST EXPENSE	6.25	times	5.27	times
24	EXTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	26.76%		76.93%
25	INTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	73.24%		23.07%
26	ACQUISITION OF PROPERTY, PLANTA AND EQUIPMENT TO CASH GENERATED BY (USED IN) INVESTING ACTIVITIES	87.94%		52.15%

     (**) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

PER SHARE DATA
CONSOLIDATED FINANCIAL STATEMENTS

REF
D	CONCEPTS	2nd QUARTER 2004		2nd QUARTER 2003
1	BASIC EARNINGS PER COMMON SHARE (**)	6.17		2.40
2	BASIC EARNINGS PER PREFERENT SHARE (**)	—		—
3	DILUTED EARNNGS PER COMMON SHARE (**)	—		—
4	EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS (**)	6.17		1.37
5	EFFECT OF DISCONTINUED OPERATIONS ON EARNINGS PER COMMON SHARE (**)	—		1.03
6	EFFECT OF EXTRAORDINARY ITEMS ON EARNINGS PER COMMON SHARE (**)	—		—
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON EARNINGS PER COMMON SHARE (**)	—		—
8	BOOK VALUE PER SHARE	28.86		24.03
9	ACCUMULATED CASH DIVIDEND PER COMMON SHARE	1.03		0.81
10	DIVIDEND IN SHARES PER COMMON SHARE	—	shares	—	shares
11	MARKET PRICE TO BOOK VALUE	2.36	times	1.33	times
12	MARKET PRICE TO BASIC EARNINGS PER COMMON SHARE (**)	11.05	times	13.33	times
13	MARKET PRICE TO BASIC EARNINGS PER PREFERENT SHARE (**)	—	times	—	times

     (**) LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Grupo Elektra Announces EBITDA of Ps. 949 Million for 2Q04, Up 7% YoY

— Revenues of Ps. 6.2 Billion for 2Q04, up 21% YoY —

— Redemption of Senior Notes Four Years in Advance Results in Estimates Financial Savings of US$ 40 Million and Virtually Eliminates Foreign Exchange Risk —

— Banco Azteca’s Credit Portfolio Grew 20% QoQ to Ps. 7 Billion and Customer Deposits Increased 15% QoQ to Ps. 12 Billion -

Highlights:

Consolidated EBITDA reached Ps. 948.8 Million in 2Q04, a 6.7% YoY increase from Ps. 888.9 million in 2Q03. Gross Profit for the quarter grew 26.2% YoY.

Revenues increased 20.5% YoY from Ps. 5.1 billion in 2Q03 to Ps. 6.2 billion in 2Q04 due to our competitive pricing strategies and promotions, the continued good performance of our three store formats, Elektra, Salinas y Rocha and Bodega de Remates; and from our Banco Azteca’s operations.

Merchandise sales for 2Q04 rose 14.1% YoY to Ps. 4.3 billion from Ps. 3.8 billion in 2Q03. These results highlight the enhancement of our seasonal advertising strategies, our improved supply of merchandise, our availability of consumer credit within our stores and in other channels, our door-to-door selling initiative, and the initial positive returns from our relocated stores.

During 2Q04, Grupo Elektra redeemed four years in advance all of its outstanding 12% US$ 275 million Senior Notes due in 2008, plus its call price and accrued interest. This results in savings of approximately US$ 40 million in the next four years and completely eliminates all its liabilities denominated in US dollars, its foreign exchange risk and its interest expenses in US dollars.

Banco Azteca’s gross credit portfolio grew 20.2% QoQ to Ps. 7.1 billion from Ps. 5.9 billion in 1Q04. Our portfolio continues to be totally funded by our customer deposits of Ps. 12.3 billion in 2Q04, which increased 15.2% QoQ from Ps. 10.7 billion in 1Q04.

Financial Highlights:

Mexico City, July 27, 2004 - Grupo Elektra S.A. de C.V. (NYSE: EKT, BMV: ELEKTRA*), Latin America’s leading specialty retailer, consumer finance and banking services company, reported today its financial results for the second quarter of 2004.

Javier Sarro, CEO of Grupo Elektra commented, “Over the second quarter, our Company showed strong results mainly triggered by our solid retail and banking operations. Retail operations continue performing at a dynamic trend in light of our continued competitive pricing policy; our renewed store expansion and other initiatives such as our door-to-door selling efforts. Additionally, the development of our new business, Seguros Azteca, already evidenced an important acceptance by our clients”.

To support the expansion of our new business units, our new products and services and the enhanced efficiency of our distribution network, the Company has experienced some expense pressure over the recent quarters. However, we expect to start reaping the benefits through an improved operating leverage by year-end, added Mr. Sarro.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Rodrigo Pliego, CFO of Grupo Elektra said: “Over the second quarter, the Company’s debt with cost decreased as a result of the debt restructuring transaction related to the redemption, four years in advance, of our 12% US$275 million Senior Notes. This has allowed the Company to fully eliminate its foreign exchange exposure. Over the coming months, we plan to continue focusing on our store expansion plan throughout Mexico and our international operations as we have accomplished the main goals set in our financial strategy.”

The development of Banco Azteca has been extraordinary. High margin consumer and cash loans, a rapidly growing deposit base, a swift extension of consumer credits to third party retailers, and new products and services, currently pilot-tested, including mortgage loans and used car financing, have been the main catalysts for Banco Azteca’s remarkable success. We shall continue focusing on the creation of new financial products and services aimed at our target market who have placed their trust on us, commented Carlos Septién, CEO of Banco Azteca.

Mr. Septién continued: “This quarter, Afore Azteca successfully completed its first year of operations. We are proud to say that our Afore has not only contributed positively to our Company, but to our country, as it has generated one of the most competitive return rates in the industry, with one of the lowest commissions in the market, benefiting Mexican workers retirement savings”.

As a remainder, since the fourth quarter of 2003, we started to present the results of Banco Azteca and Afore Azteca under the consolidation method. All figures and discussions detailed in this press release result from the application of this accounting method, which provides a clearer overview of Grupo Elektra. To make these figures totally comparable to those from prior periods which did not use the consolidation method, we have reformulated those periods under the same accounting method, in accordance to the concepts established in Bulletins A-7 and B-8 of the Generally Accepted Accounting Principles (Principios de Contabilidad Gene- ralmente Aceptados) regarding the comparability and consolidation of figures in financial statements.

2Q04 Financial Highlights

Consolidated Revenues

Total consolidated revenues increased 20.5% YoY from Ps. 5.1 billion in 2Q03 to Ps. 6.2 billion in 2Q04, the highest level ever reached in a second quarter. This excellent result is explained by the continued strong performance in merchandise sales (14.1% YoY growth), and an increase of more than two times in financial revenues from Banco Azteca.

Growth in merchandise sales was a consequence of the positive performance across all our store formats, as revenue from Elektra, Bodega de Remates, and Salinas y Rocha increased YoY by 15.4%, 9.9% and 6.1%, respectively. Additionally, we continue registering solid results due to our successful merchandising strategy “Nobody Undersells Elektra” (Nadie Vende Más Barato que Elektra), which was also aided by our seasonal promotions and campaigns during the quarter such as “Elektra Pesos” and “In Elektra We Make Your Weekly Payments Smaller” (En Elektra Hacemos tus Abonos Más Chiquitos). The increase in merchandise revenues is also attributable to our improved product supply resulting from three additional distributions centers YoY, our successful compensation plan for employees, and better-prepared personnel at our stores.

Likewise, the rise in Banco Azteca’s financial income is largely due to the on-going making of consumer credit available in our stores and in other channels that prefer Banco Azteca as their choice to finance the purchases of their clients.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Lastly, other income includes Milenia, our extended warranties services, revenues from our new business units (Afore Azteca and Seguros Azteca), accrued mark up from our Latin American operations, and the balance from our credit operations granted before October 30, 2002. The latter explains the 39.3% YoY decline.

Gross Profit

Total gross profit experienced a strong 26.2% YoY increase, from Ps. 2.2 billion to Ps. 2.7 billion in 2Q04, as gross margin increased 200 basis points YoY from 42.1% to 44.1% in 2Q04. Gross margin from our merchandise sales decreased 190 basis points YoY from 29.1% to 27.2% in 2Q04. This reflects our aggressive competitive price strategy together with our promotions and campaigns. However, increases in volumes offset the decline in margins.

EBITDA and Operating Profit

Consolidated EBITDA reached a record amount for a second quarter, Ps. 948.8 million or a 6.7% YoY increase from Ps. 888.9 million in 2Q03. The growth in merchandise and Banco Azteca’s revenues, coupled with the increase in consolidated gross margin partially offset the 39.2% YoY increase in administrative and selling expenses. The increase in administrative and selling expenses relates to the hiring and training of employees for our new business units (Afore Azteca and Seguros Azteca), including personnel for our door-to-door selling and credit line pre-approval program, and for our new distributions centers. This is reflected in the 28.1% YoY increase in headcount, from 19,581 employees at the end of 2Q03 to 25,084 employees in 2Q04.

Operating profit increased by 12.5% YoY as depreciation and amortization expenses decreased 5.3% YoY. This decrease is due to Banco Azteca’s start-up expenses amortized during 2003, thus making the consolidated base higher when compared to the figure reported in 2Q04.

Comprehensive Cost of Financing

Comprehensive cost of financing for 2Q04 was Ps. 287.3 million, 97.5% higher when compared to the Ps. 145.5 million in 2Q03. The difference in the cost of financing is explained by:

At the retail level:

A Ps. 4.7 million decrease in interest income.

A Ps. 132.7 million increase in interest expense, largely due to the premium of Ps. 196.0 million paid for redeeming four years in advance all of our outstanding 12% US$ 275 million Senior Notes due in 2008.

A decrease in FX gains of Ps. 0.3 million from 2Q03 to 2Q04.

A Ps. 4.0 million decrease in monetary gains from 2Q03 to 2Q04.

Net Profit

Consolidated net profit for the 2Q04 was Ps. 329.4 million, 34.6% lower when compared to the Ps. 503.7 million in 2Q03. Our strong

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

operating performance was offset by the above mentioned increase in the comprehensive cost of financing and a Ps. 0.9 million loss from our equity participation in Comunicaciones Avanzadas.

Retail Division

During 2Q04, we continued to harvest the benefits of our enhanced strategy “Nobody Undersells Elektra” coupled with our additional seasonal campaign “In Elektra We Make Your Weekly Payments Smaller” and our door-to-door sales program “Elektra Pesos”. Also, through the addition of three new distributions centers YoY, we were able to improve the merchandise supply at our stores in Mexico. Sales volumes were also benefited by the dynamic trend in all our store formats, as YoY revenue increased 15.4%, 6.1% and 9.9% for Elektra, Salinas y Rocha and Bodega de Remates, respectively.

Furthermore, our Latin American operations (Guatemala, Honduras and Peru) continue showing important improvements. This turnaround reflects the implementation of our proven and successful strategies, such as our compensation policies for our employees and our strict expense controls. During the 2Q04, revenues and gross profits in this geographical region registered YoY increased of 53.2% and 35.4%, respectively.

Some of the main highlights in the Retail Division include:

Money Transfer Business Line. During the 2Q04, both of our electronic money transfer services continued to experience a positive momentum, coupled with our strong advertising and promotional campaigns. Revenues from Dinero Express, our intra-Mexico ele- ctronic money transfer business, increased 23.7% to Ps. 92.4 million in the 2Q04 from Ps. 68.7 million in the 2Q03. Revenues were boosted by a 31.9% growth in the number of transfers from 917,000 in 2Q03 to 1,210,000 in 2Q04. This represents a 42.0% increase in the amount transferred, from Ps. 930 million in 2Q03 to Ps. 1.3 billion in 2Q04.

For the 2Q04, revenues from our agency relationship with Western Union, our electronic money transfer business from the United States to Mexico, increased 28.9% to Ps. 128.2 million in the 2Q04 from Ps. 99.3 million in the 2Q03. During the quarter, we transferred the equivalent of Ps. 4.1 billion through 1.4 million transactions, representing YoY increases of 48.1% and 28.7%, respectively.

Telephones (Wireless Products and Services) Business Line. During the 2Q04, we continued to strongly promote our advertising strategy, “The House of the Cellular” (La Casa del Celular), leveraging our position as the only retailer to offer the four main brands of wireless products and services in Mexico. Further, in an effort to reduce the waiting time in lines, we have trained all our store employees to sell airtime on the spot and outside the cashier, making our transaction process faster. Additionally, we have worked on broadening our product selection as well as our inside-store strategies. Revenues increased 79.8% to Ps. 398.9 million in 2Q04 from Ps. 221.9 million in 2Q03 and the decrease in the gross profit is explained by an adjustment in our pricing strategy following ma- rket conditions set by our competition. Despite this favorable trend, we still see a further expansion opportunity for this business line.

Banco Azteca

Banco Azteca continues to be the fastest growing bank in Mexico, creating value for Grupo Elektra and benefiting the Mexican middle class by offering more products and services. For 2Q04, Banco Azteca reported net income of Ps. 90.9 million, more than two times the net gain of Ps. 38.0 million recorded in 2Q03. This outcome comes mainly from the interest income generated from the positive volume and mix of consumer financing granted in our stores and in other retailers.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

Credimax (Consumer Loans) and Credimax Efectivo (Personal Loans) Combined Credit Portfolio.

These two products account for 93.6% of our total outstanding loan portfolio. Despite the enormous success of these products, we have been extremely cautious in granting other types of loans, as we have implemented a strict control of the risks associated for each loan granted.

Our efforts to continue expanding our Credimax (consumer loans) services at other retailers continue to show encouraging results, as Banco Azteca ´s booths increased from 323 desks at the end of 1Q04 to 421 desks at the end of 2Q04. More pilot-tests at other retailers are going under way and we expect a similar trend, allowing us to broaden our base of clients.

At the end of 2Q04, we had a combined total of 3.228 million active accounts, representing a 5.4% increase from the 3.063 million accounts in 1Q04 and a 29.4% increase over the same period of last year. Consolidated gross consumer loans increased 23.6%, reaching Ps. 7.9 billion from Ps. 6.3 billion at the end of 1Q04. Year over year, the gross credit portfolio grew 58.6% from Ps. 4.9 billion in 2Q03. The average term of the combined credit portfolio at the end of the 2Q04, was 53 weeks, representing an increase of four weeks when compared to 2Q03 and an increase of one week when compared to 1Q04. Personal loans represented 18.0% of the total consumer portfolio at the end of 2Q04, showing an increase of 270 basis points when compared to 15.3% at the end of 1Q04. The collection rate of Banco Azteca continues at the same excellent historic level that defines Grupo Elektra’s standard, 98% approximately.

Guardadito (Savings Accounts) and Inversión Azteca (Term Deposits).

In 2Q04, Banco Azteca increased its deposits, as the different options launched during 2003 filled our customer’s expectations to continue entrusting their money at our bank branches. Net deposits showed an outstanding growth of 15.2% QoQ, from Ps. 10.7 billion at the end of 1Q04 to Ps. 12.3 billion in 2Q04, and almost three times the deposits of 2Q03. Over the quarter, the total number of accounts rose by approximately 100,000 to 4.2 million.

As of June 30, 2004, the capitalization index of Banco Azteca was 10.8%, compared to 11.5% as of March 31, 2004, and to 10.5% as of June 30, 2003. Please recall that the law in Mexico sets 8.0% as the minimum capitalization index requirement.

For the 2Q04, the average funding cost of Banco Azteca was of 3.5%, 10 basis points above that the average funding mix registered at 1Q04, and 20 basis points below the cost reported in 2Q03. This trend can be explained by Inversion Azteca ´s continued growth in deposits, which has surpassed Guardadito’s deposit growth, and to an increase in the interest rate offered, from 6 percent to 7 percent, in the 360-day term of Inversion Azteca.

Afore Azteca

Starting on 4Q03, Afore Azteca ´s financial results were consolidated with Grupo Elektra’s financial statements, and for a third consecutive time, our pension management company registered a positive net income of Ps. 5.0 million for 2Q04 from a net income of Ps. 10.4 million in the previous quarter. As of June 30, 2004, Siefore Azteca reached Ps. 1.4 billion in net assets under mana- gement, a 43.9% increase over the previous quarter. It also yielded a 5.84% return in the 2Q04, 289 basis points above the average rate of the industry of 2.95%.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

The number of affiliates reached 41,000 and the number of assignees was 612,000, both as of June 30, 2004.

Seguros Azteca

During 2Q04, Seguros Azteca started to operate at our Elektra and Salinas y Rocha’s stores throughout Mexico. Please recall that on October 31, 2003, Grupo Elektra received approval from the Ministry of Finance to purchase a private insurance company in Mexico that was later renamed Seguros Azteca, S.A. de C.V.

The two products currently offered by Seguros Azteca are Vidamax (life insurance) and Vida Saldos (credit life insurance). Vidamax, a life insurance policy, is offered for an extra Ps. 3, Ps. 5 or Ps. 10 per week, to all our clients who are granted a consumer loan from Banco Azteca. Vida Saldos is a credit life insurance policy in which Banco Azteca will cover the outstanding balance of the loan granted in case the policyholder passes away. Seguros Azteca is pilot-testing other insurance products according to the products and services offered by Grupo Elektra and Banco Azteca.

Seguros Azteca recorded a net income of Ps. 7.2 million from a net loss of Ps. 9.1 million from the previous quarter. Total issued premiums through Banco Azteca ´s branches reached Ps. 34.4 million in 2Q04 from Ps. 3.0 million in 1Q04.

Financial Condition (Consolidated Balance Sheet)

To continue maintaining clarity in our consolidated balance sheet, following we discuss certain items included on a separated basis.

Total cash and cash equivalents rose to Ps. 9.1 billion in 2Q04 from Ps. 3.6 billion in 2Q03, comprised of Ps. 2.7 billion from the retail division and Ps. 6.4 billion from Banco Azteca. The retail division cash and equivalents registered a decrease of 9.0% YoY when compared to 2Q03. The result is attributable to the early redemption of our 12% US$275 million Senior Notes on April 21, 2004 when we used our retail division’s cash position and cash from our peso-denominated placements during March 2004. Cash and equivalents from Banco Azteca increased almost 7 times by Ps. 6.1 billion over the same period a year ago.

Banco Azteca ´s gross credit portfolio increased 20.2% QoQ to Ps. 7.1 billion in 2Q04 from Ps. 5.9 billion at the end of 1Q04. The 57.5% YoY decrease in the retail division’s customer accounts receivables from Ps. 854.0 million to Ps. 363.2 million has been compensated by the expansion of Banco Azteca ´s credit portfolio. Please recall that the transfer of our credit operations in Mexico to Banco Azteca explains this trend, and that we continue to maintain our credit operations of Latin America under the retail division which is starting to recover.

At the end of 2Q04, total debt with cost in the retail division was Ps. 3.8 billion, 7.4% lower when compared to Ps. 4.1 billion at the end of 2Q03, and 44.1% lower when compared to Ps. 6.8 billion of 1Q04. This decline is attributable to the redemption, four years in advance, of our 12% US$275 million Senior Notes on April 21, 2004. As a result of these changes, net debt for the retail division at the end of 2Q04 was Ps. 1.0 billion. Furthermore, since that date, Grupo Elektra has eliminated all its liabilities denominated in US dollars and might only carry peso-denominated debt on its balance sheet.

Total net deposits for Banco Azteca continued showing an outstanding success by increasing 15.2% QoQ to Ps. 12.3 billion at the end of 2Q04, from Ps. 10.7 billion at the end of 1Q04. Year-over-year, deposits increased almost three times from Ps. 4.2 billion in 2Q03.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1

We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:

Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.

We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.

EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.

We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes.

We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.

EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

NOTE 1 — COMPANY OPERATIONS:

The main activity of Grupo Elektra, S. A. de C. V. (“Grupo Elektra”) and its subsidiaries (the Company) is the sale of consumer electronics, major appliances, household furniture, telephones and computers, through a chain of 832 stores in Mexico and 72 in Guatemala, Peru and Honduras. The Company operates three store formats: Elektra, Salinas y Rocha and Bodega de Remates.

Additionally, the Company offers a series of financial products and services, the most important of which are granting of personal and consumer loans, receiving deposits and savings and investment accountants, as well as money transfer services from the United States to Mexico and within Mexico.

On July 18, 2003, Grupo Elektra acquired in US$2.8 million (Ps32,017) all the outstanding shares of CIGNA Seguros, S. A., which was renamed Seguros Azteca, S. A. de C. V. (Seguros Azteca), and will offer life, accident and health insurance to the Company’s customers. The purchase did not include any insurance portfolio or any liabilities. Grupo Elektra received the approval from the Ministry of Finance and Public Credit (MFPC) to operate Seguros Azteca in October 2003.

In March 2003, Grupo Elektra received from the Retirement Savings System National Commission the approval to operate a Retirement Fund Manager named Afore Azteca, S. A. de C. V. (Afore Azteca), which began operations in July 2003. At June 30, 2004 the assets and liabilities of Afore Azteca were not significant.

Prior to BAZ had started operations, the subsidiary Elektrafin Comercial, S. A. de C. V. (Elektrafin) granted financing to the Company’s customers to acquire merchandise at the Elektra and Salinas y Rocha stores. In December 2003 Elektrafin was merged with and into Elektra.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of BAZ, included in the accompanying consolidated financial statements, have been prepared in accordance with the accounting rules and practices issued by the Commission which, in the case of BAZ, are the same as the Generally Accepted Accounting Principles in Mexico (Mexican GAAP).

Following is a summary of the significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial statements:

a. Recognition of the effects of inflation

The consolidated financial statements and the notes thereto have been prepared in conformity with Mexican GAAP and are expressed in constant pesos of purchasing power as of June 30, 2004, in accordance with the following policies:

Inventory and cost of sales are restated by the replacement cost method.

Property, furniture, equipment, investment in stores, minority investments in shares, goodwill and the components of stockholders’ equity are restated by applying factors derived from the National Consumer Price Index (NCPI).

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

The gain on net monetary position represents the effect of inflation, as measured by the NCPI, on the monthly net monetary liabilities and assets during the year, restated to pesos of purchasing power as of the end of the most recent period.

The loss from holding nonmonetary assets represents the amount by which nonmonetary assets have increased less than the inflation rate measured in terms of the NCPI, and is included in stockholders’ equity under the caption “loss from holding nonmonetary assets”.

The NCPI used to recognize the effects of inflation in the financial statements was 108.737 and 104.188 as of June 30, 2004 and 2003, respectively.

b. Principles of consolidation

The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

c. Marketable securities

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

The marketable securities of BAZ are represented by securities to negotiate, which are initially recorded at acquisition cost plus interest earned computed by the straight line method and recorded in the statement of income on the same basis.

Securities to negotiate are expressed at their net realizable value, taking into account their estimated market value, determined on the basis of price vectors processed and published by an expert authorized by the Commission.

The other marketable securities of Elektra and Grupo Elektra are represented by highly liquid debt and equity securities, bonds and government securities denominated in pesos and U.S. dollars.

d. Loan portfolio

The loan portfolio is represented by the amounts effectively granted to the customers plus interest earned on a straight-line basis not collected and less interest received in advance and the allowance for doubtful accounts.

Credits are considered past due for the unamortized balance, when no interest or installment payments have been received within the following terms:

•	Credits with one single payment of principal and interest at maturity, 30 days past due.

•	Credits with one single payment of principal and periodic interest payments, 90 or more days past due interest payment, or 30 or more days past due principal.

•	Credits with partial payments of principal and interest, 90 days or more past due.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS
ANNEX 2

•	Revolving credits, after two consecutive monthly billing periods, or 60 or more days past due.

e. Allowance for doubtful accounts

BAZ applies the methodology issued by the Commission and the MFPC to determine the allowance for doubtful accounts for each type of credit. Such methodology mainly consist on separate the loan portfolio in accordance with the number of interest past due payments and, based on this, apply a percentage to determine the related allowance.

The Company has recorded additional reserves, based on Elektrafin’s historical experience, that represents the Company’s best estimate of losses derived from accounts receivable. The computation of these additional reserves was realized following the methodology utilized by Elektrafin before BAZ started operations, which consisted of increasing the allowance by an amount equal to five percent applied to the cash price of the merchandise sold, plus the mark-up less the down payment, if any.

f. Inventories and cost of sales

Inventories and cost of sales are originally determined by the average cost method and are restated as mentioned in Note 2a. Amounts of inventories so determined do not exceed current market value.

g. Property, furniture, equipment and investment in stores

Property, furniture and equipment are expressed at acquisition cost and are restated as explained in Note 2a. Investment in stores represents major improvements necessary for the opening of stores, and is restated as mentioned in Note 2a.

Depreciation is calculated by the straight-line method, based on the estimated useful lives and the values of the Company’s fixed assets. Amortization of investment in stores is calculated by the straight-line method over periods no longer than five years.

h. Investments in shares

The investment in CASA is accounted for by the equity method. The equity in the results of CASA is shown net of the amortization of the related goodwill, in the consolidated statements of income.

Other investments in non-marketable equity securities in which the Company’s interest is less than 10% are stated originally at cost, and restated as mentioned in Note 2a.

i. Goodwill

The excess of cost over the book value of the shares of subsidiaries and equity investees acquired (goodwill) are amortized over twenty years and are restated as mentioned in Note 2a.

j. Deposits

The liabilities of BAZ for this concept are comprised by deposits, which are represented by savings and investment accounts.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

These liabilities are recorded at cost plus interest earned at the end of each month, which are recorded in the results of the year on a straight-line basis.

k. Income tax and employees’ statutory profit sharing

The Company recognizes the effects of deferred taxes by applying the income tax rate to all differences between book and tax values of assets and liabilities and for tax loss carryforwards and asset tax carryforwards that have a high probability of realization.

Deferred employees’ statutory profit sharing is determined considering the non recurring temporary differences between the income before taxes and the income determined under de income tax law.

l. Labor obligations

Seniority premiums to which employees are entitled upon termination of employment after 15 years of service, as well as benefits from the noncontributory retirement plans established by the Company’s subsidiaries for their employees, are recognized as expenses of the years in which the services are rendered, based on actuarial studies.

Plan benefits are primarily based on employees’ years of service, which the Company estimates to be an average of 25 years, and on remuneration at retirement.

Other severance compensation to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to income in the year in which it becomes payable.

m. Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and intangible assets, including goodwill on the basis if the future cash flows of its two cash generating units (commercial and credit). If the book value of the assets is higher than the discounted value, an impairment is recognized. This procedure is in accordance with Statement C-15 “Impairment of Long-lived Assets and their Disposal”, issued by the Mexican Institute of Public Accountants in March 2003. At June 30, 2004, no event has been identified that would indicate an impairment of the value of material long-lived assets recorded in the accompanying consolidated financial statements.

n. Transactions in foreign currencies and translation of foreign operations

Transactions in foreign currencies are recorded at the rates of exchange prevailing on the dates they are entered into. Assets and liabilities denominated in these currencies are stated at the Mexican peso equivalents resulting from applying the year-end rates. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled, or the balance sheet dates, are charged or credited to income.

The assets and liabilities (monetary and nonmonetary), as well as the income and expenses, of the subsidiaries in Guatemala, Honduras and Peru are restated by applying inflation factors of the respective country and subsequently are translated at the exchange rate in effect on the balance sheet date.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

o. Earnings per share

Earnings per share is computed, by dividing the consolidated net income by the weighted average number of shares. The effect of stock options granted to the Company’s employees on earnings per share did not have a material effect on the calculation of diluted earnings per share.

p. Derivative financial instruments

The transactions with derivative financial instruments are recognized on the balance sheet as assets or liabilities at its fair value at end of the each year.

Any resulting gain or loss is recorded in paid-in capital because these transactions are carried out with the Company’s own shares. Interest expense on the transactions, as well as dividends pertaining to these shares, are recorded in the results of the year in which they accrue.

The valuation of interest rate future transactions at the end of the year entered by BAZ are shown in the balance sheet net of primary position whose risk are being covered.

q. Comprehensive income

Comprehensive income includes the net income of the year plus any items which, according to other statements, are required to be recorded directly in stockholders’ equity, and are not capital contributions, reductions or disbursements.

r. Revenue recognition

The Company recognizes revenue on the accrual basis when goods are delivered to customers.

Interest and installment sales mark-up are credited to income on the straight-line basis over the life of the respective installment contracts, however the interest recognition are stopped in the case of credits past due. For the interest earned on a straight-line basis not collected of the credits past due are created an allowance for that amount. Revenues from penalty interest are recorded as collected.

Revenues from money transfer services represent the commissions paid by Western Union to Elektra arising from money transfers collected in Elektra and SyR stores plus a share of foreign exchange gain, as well as commissions paid by Elektra’s customers for money transfers within Mexico. Both types of commissions are recorded as services are provided.

Revenues from extended warranty services are recorded as deferred income on the date the corresponding warranty certificates are sold, and are credited to income using the straight-line method over the terms of the extended warranties (from two to five years).

s. Presentation of revenues and costs

In order to allow for better matching of revenues with the costs needed to produce them, revenues include income resulting

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2

from the sale of merchandise and accrued mark-up, stated interest and penalty interest, less the monetary loss on receivables.

Costs includes the cost of merchandise sold, the allowance for doubtful accounts and the cost of financing the installment sales program, less the monetary gain on financing of receivables.

(*) In January 1996, Elektra entered into a ten-year Exclusive Services Agreement with Western Union for the transfer of money from the United States to Mexico, under which Elektra will receive US$14.2 million annually over ten years. For this purpose, Western Union deposited US$142 million into an escrow account, which in turn invested this amount by purchasing 2% of the             shares of three consolidated subsidiaries of Grupo Elektra. Each year, the escrow sells a portion of the shares equivalent to US$14.2 million, which are paid annually to Elektra for the exclusive services.

t. Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

u. Reclassifications

Certain prior period amounts have been reclassified in order to conform to the current presentation.

v. Reconciliation between net income and EBITDA

	2Q04	2Q03	2004	2003
Reported net income	329.4	503.7	740.9	435.8

Add (substract) the following items:
Minority interest	(0.0)	0.7	(0.4)	1.6
Equity in (income) loss of affiliated companies	0.9	(78.2)	0.6	(14.7)
Tax provision	100.1	66.5	185.0	144.3
Comprehensive financing cost	287.3	145.5	373.3	523.7
Depreciation and amortization	237.3	250.4	477.4	541.8
Monetary loss recorded on revenues	—	0.0	—	29.6
Monetary gain recorded on cost	(6.2)	0.2	(1.0)	(18.0)

	619.4	385.2	1,034.9	1,208.4

EBITDA	948.8	888.9	1,775.8	1,644.2

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

BREAKDOWN OF INVESTMENT IN SHARES
(Thousands of Mexican Pesos)
ANNEX 3

				TOTAL AMOUNT
NAME OF THE	MAIN	NUMBER	% OF	Acquisition	Current
COMPANY	ACTIVITIES	OF SHARES	OWNWERSHIP	Cost	Value
ASSOCIATED COMPANIES
1 COMUNICACIONES AVANZADAS,	HOLDINGCOMPANY	371,853	35.84	260,538	601,282
S.A. DE C.V.
2 TV AZTECA, S.A. DE C.V.	HOLDINGCOMPANY	7,522,716	0.40	7,523	62,087
3 PROTEINAS POPULARES,	FOODPRODUCTS	27,264,000	49.00	7,406	56,160
S.A. DE C.V.
4 GRUPO EMPRESARIAL ELEKTRA,	HOLDINGCOMPANY	499	0.01	50	45,351
S.A. DE C.V.
5 GRUPO COTSA, S.A. DE C.V.	HOLDINGCOMPANY	1,923,129	0.63	4,162	7,040
6 EMPRESAS TURISTICAS	COMMERCIAL	60,843,896	100.00	60,844	36,436
INTEGRADAS, S.A. DE C.V.	SERVICES
7 SOLUCIONES EMPRESARIALES	COMMISSIONAND	49,800	99.60	99,138	99,576
DE NEGOCIOS, S.A. DE C.V.	MERCANTILSERVICES
8 OTHER COMPANIES		943	—	18,121	88,827

TOTAL INVESTMENT IN ASSOCIATED COMPANIES				457,782	996,759

OTHER PERMANENT INVESTMENTS					—

TOTAL					996,759

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

BANK DEBT BREAKDOWN
(Thousands of Mexican Pesos)
ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign crrency with foreign institutions
Credit Type /	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years
UNSECURED DEBT
GRUPO FINANCIERO INBURSA	7/15/2004	9.22	600,000
BANCO DE MEXICO, S.A.	7/1/2004	6.60	20,000
BANCO DE MEXICO, S.A.	5/30/2009	7.75		115,000
ACCRUED INTEREST			4,451

TOTAL			624,451	115,000	—	—	—	—	—	—

STOCK MARKET DEBT
STOCK MARKET CERTIFICATES	7/21/2004	9.44	400,000
NACIONAL FINANCIERA, S.N.C.	3/19/2012	10.15		2,600,000
ACCRUED INTEREST			55,571

TOTAL			455,571	2,600,000	—	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CREDITS BREAKDOWN

ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Credit Type /	Amortization	Interest		More Than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years
SUPPLIERS
FACTORING			731,853
MABE MEXICO, S. DE R.L. DE C.V.			332,250
WHIRLPOOL MEXICO, S.A. DE C.V.			292,983
L.G. ELECTRONICS MEXICO, S.A. DE C.V.			238,106
SONY DE MEXICO, S.A. DE C.V.			229,032
DAEWOO ELECTRONICS CORP.			220,764
SAMSUNG ELECTRONICS MEXICO			186,637
RADIOMOVIL DIPSA, S.A. DE C.V.			171,953
LATIN AMERICA					125,716
PANASONIC DE MEXICO, S.A. DE C.V.			125,030
PHILIPS MEXICANA, S.A. DE C.V.			68,666
BRIGHTSTAR DE MEXICO S.A. DE C.V.			47,370
HEWLETT PACKARD MEXICO, S.A. DE C.V.			40,973
WSA DISTRIBUTING DE MEXICO			39,124
GILAT SATELLITE					37,566
IMPCO, S. DE R.L. DE C.V.			33,335
GLENAYRE ELECTRONICS, INC.					10,411
MANUGESTICS					8,640
OTHER			22,834		597

TOTAL SUPPLIERS			2,780,910	—	182,930	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

CREDITS BREAKDOWN

ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign crrency with foreign institutions
Credit Type /	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years
OTHER LIABILITIES
OTHER			12,632,113			165,848	15,833
OTHER CURRENT LIABILITIES AND
OTHER CREDITS			12,632,113	—	—	165,848	15,833	—	—	—
			16,493,045	2,715,000	182,930	165,848	15,833	—	—	—
NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	11.52
LEMPIRAS	18.49
QUETZALES	7.93
SOLES	3.47

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Mexican Pesos)
ANNEX 6

	U.S. DOLLARS		OTHER CURRENCIES
					TOTAL
	Thousands	Thousands	Thousands	Thousands	THOUSANDS
FOREIGN MONETARY POSITION	of U.S. Dollars	of Pesos	of U.S. Dollars	of Pesos	OF PESOS
TOTAL ASSETS	150,819	1,737,439	32,685	376,528	2,113,967
TOTAL LIABILITIES	16,249	187,190	15,401	177,421	364,611
SHORT-TERM LIABILITIES	14,875	171,357	15,401	177,421	348,778
LONG-TERM LIABILITIES	1,374	15,833	—	—	15,833

NET BALANCE	134,570	1,550,249	17,284	199,107	1,749,356

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	11.52
LEMPIRAS	18.49
QUETZALES	7.93
SOLES	3.47

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
(Thousands of Mexican Pesos)
ANNEX 7

	MONETARY	MONETARY	MONETARY	MONTHLY	GAIN
MONTH	ASSETS	LIABILITIES	POSITION	INFLATION	(LOSS)
JANUARY	5,485,879	7,087,598	1,601,719	0.62	9,955
FEBRUARY	5,438,941	6,852,227	1,413,286	0.60	8,454
MARCH	6,971,492	8,205,247	1,233,755	0.34	4,181
APRIL	5,810,470	8,455,250	2,644,780	0.15	3,991
MAY	5,929,182	8,780,806	2,851,624	(0.25)	(7,153)
JUNE	5,972,802	7,781,914	1,809,112	0.16	2,900
RESTATEMENT			—		86
CAPITALIZATION			—		—
FOREIGN CORP.			—		—
OTHER			—		—

TOTAL					22,414

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET

ANNEX 8

FINANCIAL LIMITATIONS IN ACCORDANCE WITH INDENTURES

NOT APPLICABLE

CURRENT SITUATION OF FINANCIAL LIMITATIONS

NOT APPLICABLE

BONDS AND/OR MEDIUM-TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

PLANT OR	ECONOMIC	PLANT	UTILIZATION
CENTER	ACTIVITY	CAPACITY	%
NOT APPLICABLE

NOTES:

THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY DOES NOT HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITIY IS PERFORMED THROUGH ITS MORE THAN 900 BRANCHES (MOST OF THEM ARE LEASED), LOCATED THROUGHOUT MEXICO, CENTRAL AND SOUTH AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

	MAIN		MAIN		COST OF
DOMESTIC	SUPPLIERS	IMPORTED	SUPPLIERS	DOMESTIC	PRODUCTION
(%)
NOT APPLICABLE

NOTES:

THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY ONLY COMMERCIALIZES FINISHED GOODS AND DOES NOT HAVE ANY PRODUCTION PROCESS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
DOMESTIC SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS
MARK-UP			—	2,252,308
VIDEO			1,046	1,876,552
AUDIO			456	865,841
REFRIGERATORS			248	777,810
WASHERS AND DRYERS			282	737,871
TELEPHONES			603	665,134
STOVES AND GRILLS			355	578,659
INTEREST INCOME INVESTMENTS			—	373,896
MATTRESSES			299	340,822
LIVING ROOM FURNITURE			76	323,075
DINING ROOM FURNITURE			149	288,694
OTHER			—	282,235
COMPUTERS			88	270,216
BEDS AND BUNK BEDS			151	198,781
AIR CONDITONERS			191	195,798
MONEY TRANSFERS			—	174,173
BYCICLES			182	173,299
SMALL APPLIANCES			542	120,643
EXTENDED WARRANTIES			—	79,233
SEWING MACHINES			43	63,052
ENTERTAINMENT GAMES			35	50,846
PHOTO DEVELOPING			464	28,804
TABLES			27	18,984
BEDROOM FURNITURE			4	18,044
DINING SETS			6	14,477
KITCHENS			1	5,662
BOOKCASES			3	4,574
TYPEWRITING MACHINES			2	1,511
BOX SPRING			2	1,304
CHAIRS			1	1,297
BIPERS			2	891
VACUUM CLEANERS			—	261
KITCHEN BELLS			—	254
WARDROBES			—	167
CUPBOARDS

TOTAL				10,785,168

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2	Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES			MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	COSTUMERS
OTHER SALES				655,816	LATIN AMERICA
MONEY TRANSFERS				230,688	UNITED STATES
PENALTY INTEREST				11,775	LATIN AMERICA
EXTENDED WARRANTIES				2,722	LATIN AMERICA

TOTAL				901,001

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

ANALYSIS OF CAPITAL STOCK

FEATURES OF THE COMMON SHARES

			NUMBER OF SHARES				CAPITAL STOCK
	FACE	CURRENT	FIXED	VARIABLE		FREE	(Thousands of Pesos)
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE
ONLY	2.30500	—	236,736,440		78,222,947	158,513,493	545,630

TOTAL			236,736,440	—	78,222,947	158,513,493	545,630	—

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK AT THE DATE OF REPORTING :
236,736,440

SHARES PROPORTION BY:
CPOSs:
UNITS:
ADRs:
GDRs:
ADSs:
GDSs:

REPURCHASED OWN SHARES

	NUMBER	AVERAGE COST	MARKET PRICE
SERIES	OF SHARES	OF REPURCHASE	AT END OF QUARTER
ONLY	8,423,540	47.88000	68.18000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

PROJECTS INFORMATION

ANNEX 13

     NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES
Information related to Statement B-15
ANNEX 14

     NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 2 Year: 2004
GRUPO ELEKTRA, S.A. DE C.V.

DECLARATION OF THE DIRECTORS OF THE COMPANY RESPONSIBLE FOR THE INFORMATION

We declare under oath that we state the truth that, between our respective functions, we prepare the relative information of the issuer found in this present quarterly financial information report that, between our loyal knowledge and understanding, reflects on a reasonable manner its situation. In the same manner, we state that we do not have any knowledge of relevant information being omitted or stated wrongfully in the present quarterly financial information report or that the same report contains false information that that could mislead investors.

LIC. JAVIER SARRO CORTINA	ING. RODRIGO PLIEGO ABRAHAM
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

MEXICO CITY AT JULY 27, 2004